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                                                                     EXHIBIT 2.9

                               MATHERS FUND, INC.

                    AMENDMENT TO AMENDED AND RESTATED BY-LAWS


         RESOLVED, that the sixth sentence of Article I, Section 7, of the By-laws of the corporation be, and it hereby is, amended to read as follows:

              "A plurality of the votes cast at a meeting of stockholders, duly called and at which a quorum is present, shall be sufficient to elect directors and a majority of the votes cast at a meeting of stockholders, duly called and at which a quorum is present, shall be sufficient to take or authorize any other action which may properly come before the meeting, unless a greater number is required by the statute or by the charter."


                                                       Adopted February 27, 1998